                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K
                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended       December 31, 1997
                                     -----------------


                                      OR


[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the transition period from _____________to ________________

     Commission file number   0-3658

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


                   The First American Financial Corporation
                              401(k) Savings Plan

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                   The First American Financial Corporation
                             114 East Fifth Street
                         Santa Ana, California  92701

INDEX                                                                             PAGE
-----                                                                             ----
Consent of Independent Accountants                                                   3

Signatures                                                                           4

Financial Statements of The First American Financial Corporation
401(k) Savings Plan

     Report of Independent Accountants                                               6

     Statement of Net Assets Available for Plan Benefits, with Fund
     Information as of December 31, 1997                                             7

     Statement of Net Assets Available for Plan Benefits, with Fund
     Information as of December 31, 1996                                             8

     Statement of Changes in Net Assets Available for Plan Benefits,
     with Fund Information for the  year ended December 31, 1997                     9

     Statement of Changes in Net Assets Available for Plan Benefits,
     with Fund Information for the  year ended December 31, 1996                    10

     Notes to Financial Statements                                                  11

Supplemental Schedules *:

     Item 27a - Assets held for Investment Purposes as of December 31,
     1997                                                                           15

     Item 27d - Schedule of Reportable Transactions for the year ended
     December 31, 1997                                                              16



* Other schedules have been omitted because they are either not applicable or exempt from reporting requirements of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

                      CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-32871) of The First American Financial Corporation of our report dated June 25, 1998 appearing on page 6 of this Form 11-K.



PRICE WATERHOUSE LLP
Costa Mesa, California
June 25, 1998

SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              The First American Financial Corporation
                              401(k) Savings Plan



Date:  June 25, 1998     By:  /s/ Thomas A. Klemens
                              --------------------------------------

THE FIRST AMERICAN
FINANCIAL CORPORATION

401(K) SAVINGS PLAN
REPORT AND FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION
DECEMBER 31, 1997 AND 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and
Administrative Committee of
The First American Financial Corporation
401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The First American Financial Corporation 401(k) Savings Plan (the "Plan") at December 31, 1997 and 1996, and the changes in the net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Costa Mesa, California
June 25, 1998

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                                           DECEMBER 31, 1997
                                     ---------------------------------------------------------------------------------------
                                                                                           FUND INFORMATION
                                     ---------------------------------------------------------------------------------------
                                         COMPANY        INTERNATIONAL       SMALL CAP         LARGE CAP
                                          STOCK             STOCK             STOCK             STOCK             BOND
                                          FUND              FUND              FUND              FUND              FUND
                                     ----------------  ----------------  ----------------  ----------------  ---------------
            ASSETS

Cash and cash equivalents              $      16,031   $           863    $        1,801    $        1,712   $           565

Investments, at fair value                17,351,686         8,660,459         9,376,883        15,674,251         4,216,550

Receivables:
      Participant contributions               85,685            78,842            79,256           121,296            45,133
      Employer contributions                 965,413           622,497           760,620         1,069,149           349,259
                                     ----------------  ----------------  ----------------  ----------------  ---------------

Total assets                              18,418,815         9,362,661        10,218,560        16,866,408         4,611,507
                                     ----------------  ----------------  ----------------  ----------------  ---------------

          LIABILITIES

Fees payable                                  18,538             8,620            10,075            15,593             5,909
                                     ----------------  ----------------  ----------------  ----------------  ---------------

Total liabilities                             18,538             8,620            10,075            15,593             5,909
                                     ----------------  ----------------  ----------------  ----------------  ---------------

Net assets available for
   plan benefits                         $18,400,277      $  9,354,041       $10,208,485       $16,850,815      $  4,605,598
                                     ================  ================  ================  ================  ===============

                                     -------------------------------------

                                     -------------------------------------
                                           MONEY
                                          MARKET
                                           FUND               TOTAL
                                      ----------------  ------------------
            ASSETS

Cash and cash equivalents                $  6,435,598      $    6,456,570

Investments, at fair value                          -          55,279,829

Receivables:
      Participant contributions                62,408             472,620
      Employer contributions                  567,406           4,334,344
                                      ----------------  ------------------

Total assets                                7,065,412          66,543,363
                                      ----------------  ------------------

          LIABILITIES

Fees payable                                   10,875              69,610
                                      ----------------  ------------------

Total liabilities                              10,875              69,610
                                      ----------------  ------------------

Net assets available for
   plan benefits                         $  7,054,537       $  66,473,753
                                      ================  ==================

 The accompanying notes to financial statements are an integral part of these statements

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                       DECEMBER 31, 1996
                              ------------------------------------------------------------------------------------------------------
                                                                       FUND INFORMATION
                              ------------------------------------------------------------------------------------------------------
                                  COMPANY    INTERNATIONAL   SMALL CAP     LARGE CAP                        MONEY
                                   STOCK         STOCK         STOCK         STOCK          BOND           MARKET
                                   FUND          FUND          FUND          FUND           FUND            FUND           TOTAL
                              ------------- --------------  ------------  -----------    -----------    -------------   ------------
          ASSETS

Cash and cash equivalents     $    94,290   $    99,266     $   101,762   $   145,892    $    53,734    $  4,013,362    $  4,508,306
Investments, at fair value      6,123,513     5,140,392       4,575,169     7,746,802      2,662,794               -      26,248,670

Receivables:
     Participant contributions     86,447        88,705          90,218       136,009         49,150          69,172         519,701
     Employers contributions        2,526         1,623           1,952         2,545          1,167           2,569          12,382
                              -----------   -----------     -----------   -----------    -----------    ------------    ------------
Total assets                    6,306,776     5,329,986       4,769,101     8,031,248      2,766,845       4,085,103      31,289,059
                              -----------   -----------     -----------   -----------    -----------    ------------    ------------
          LIABILITIES

Fees payable                        9,008         7,764           6,493        11,076          4,873           9,080          48,294
                              -----------   -----------     -----------   -----------    -----------    ------------    ------------
Total liabilities                   9,008         7,764           6,493        11,076          4,873           9,080          48,294
                              -----------   -----------     -----------   -----------    -----------    ------------    ------------
Net assets available for
 plan benefits                $ 6,297,768   $ 5,322,222     $ 4,762,608   $ 8,020,172    $ 2,761,972    $  4,076,023    $ 31,240,765
                              ===========   ===========     ===========   ===========    ===========    ============    ============

 The accompanying notes to financial statements are an integral part of these statements

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE OF PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                                                          DECEMBER 31, 1997
                                     ------------------------------------------------------------------------------------------
                                                                          FUND INFORMATION
                                     ------------------------------------------------------------------------------------------
                                         COMPANY        INTERNATIONAL       SMALL CAP         LARGE CAP
                                          STOCK             STOCK             STOCK             STOCK             BOND
                                          FUND              FUND              FUND              FUND              FUND
                                     ----------------  ----------------  ----------------  ----------------  ----------------
Additions (deductions) in net
   assets available for plan
   benefits:
      Interest and dividends         $       142,434   $       886,603   $       223,814   $       222,895   $       193,989
      Net appreciation
        (depreciation) in fair
        value of investments               7,289,783          (575,905)          560,659         2,912,615            82,021
      Contributions by
        participants                       4,079,046         3,354,980         3,952,482         5,264,756         1,695,627
      Contributions by
        employer                           1,388,981           921,401         1,121,989         1,550,514           542,686
      Benefit payments to
        participants                        (865,651)         (552,758)         (591,252)         (991,805)         (359,893)
      Fees and expenses                      (71,065)          (32,223)          (31,853)          (51,680)          (18,479)
      Interfund transfers                    138,981            29,721           210,038           (76,652)         (292,325)
                                     ----------------  ----------------  ----------------  ----------------  ----------------

Net increase in net assets
   available for plan benefits            12,102,509         4,031,819         5,445,877         8,830,643         1,843,626

Net assets available for plan
   benefits, beginning of year             6,297,768         5,322,222         4,762,608         8,020,172         2,761,972
                                     ----------------  ----------------  ----------------  ----------------  ----------------

Net assets available for plan
   benefits, end of year             $    18,400,277   $     9,354,041   $    10,208,485   $    16,850,815   $     4,605,598
                                     ================  ================  ================  ================  ================
                                         ------------------------------------

                                         ------------------------------------
                                             MONEY
                                             MARKET
                                              FUND              TOTAL
                                         ---------------   -----------------
Additions (deductions) in net
   assets available for plan
   benefits:
      Interest and dividends             $      256,363    $    1,926,098
      Net appreciation
        (depreciation) in fair
        value of investments                          -        10,269,173
      Contributions by
        participants                          2,407,107        20,753,998
      Contributions by
        employer                                911,895         6,437,466
      Benefit payments to
        participants                           (555,683)       (3,917,042)
      Fees and expenses                         (31,405)         (236,705)
      Interfund transfers                        (9,763)                -
                                          ---------------    --------------

Net increase in net assets
   available for plan benefits                2,978,514        35,232,988

Net assets available for plan
   benefits, beginning of year                4,076,023        31,240,765
                                          --------------     --------------

Net assets available for plan
   benefits, end of year                  $   7,054,537      $ 66,473,753
                                          ==============     ==============



 The accompanying notes to financial statements are an integral part of these statements

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
-------------------------------------------------------------------------
INFORMATION
-----------

                                                                                          DECEMBER 31, 1996
                                     ----------------------------------------------------------------------
                                                                                          FUND INFORMATION
                                     ----------------------------------------------------------------------
                                         COMPANY        INTERNATIONAL      SMALL CAP         LARGE CAP
                                          STOCK             STOCK            STOCK             STOCK
                                          FUND              FUND             FUND              FUND
                                     ----------------  ---------------- ----------------  ----------------
Additions (deductions) in net
   assets available for plan
   benefits:
      Interest and dividends           $      70,542     $     244,150    $     441,136     $     401,952
      Net appreciation
        (depreciation) in fair
        value of investments               1,854,774           428,526         (203,251)          587,171
      Contributions by
        participants                       2,163,303         2,335,560        2,289,976         3,742,408
      Contributions by
        employer                             230,564           253,747          222,697           369,195
      Benefit payments to
        participants                        (268,531)         (257,934)        (216,741)         (397,929)
      Fees and expenses                      (22,712)          (22,698)         (19,555)          (33,412)
      Interfund transfers                    264,575          (113,239)         282,787            82,746
                                     ----------------  ---------------- ----------------  ----------------

Net increase in net assets
   available for plan benefits             4,292,515         2,868,112        2,797,049         4,752,131

Net assets available for plan
   benefits, beginning of year             2,005,253         2,454,110        1,965,559         3,268,041
                                     ----------------  ---------------- ----------------  ----------------

Net assets available for plan
   benefits, end of year                $  6,297,768      $  5,322,222     $  4,762,608      $  8,020,172
                                     ================  ================ ================  ================

                                    --------------------------------------------

                                    --------------------------------------------
                                                      MONEY
                                        BOND         MARKET
                                        FUND          FUND            TOTAL
                                    ------------- --------------  --------------
Additions (deductions) in net
   assets available for plan
   benefits:
      Interest and dividends        $    126,193  $     149,442   $   1,433,415
      Net appreciation
        (depreciation) in fair
        value of investments             (98,091)             -       2,569,129
      Contributions by
        participants                   1,423,590      2,019,294      13,974,131
      Contributions by
        employer                         176,150        308,950       1,561,303
      Benefit payments to
        participants                    (158,503)      (248,649)     (1,548,287)
      Fees and expenses                  (15,465)       (27,728)       (141,570)
      Interfund transfers               (208,677)      (308,192)              -
                                    ------------- --------------  --------------

Net increase in net assets
   available for plan benefits         1,245,197      1,893,117      17,848,121

Net assets available for plan
   benefits, beginning of year         1,516,775      2,182,906      13,392,644
                                    ------------- --------------  --------------

Net assets available for plan
   benefits, end of year             $ 2,761,972   $  4,076,023   $  31,240,765
                                    ============= ==============  ==============

 The accompanying notes to financial statements are an integral part of these statements

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     GENERAL
     The First American Financial Corporation 401(k) Savings Plan (the "Plan") is a defined contribution profit sharing plan covering all U.S. employees of The First American Financial Corporation or an eligible subsidiary that has adopted the Plan (the "Company"). An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (?ERISA?). The Plan is administered by an administrative committee appointed by the Board of Directors of the Company. First American Trust Company, a related party, is the Trustee and custodian of the Plan.

     CONTRIBUTIONS
     Employee contributions to the Plan are based upon a percentage of gross pay as designated by each participant. Participants may contribute up to 12% of their annual wages but not more than the applicable limit imposed by the Internal Revenue Service. Contributions are invested based on each participant's election in one or more of the following funds: Company Stock Fund, International Stock Fund, Small Cap Stock Fund, Large Cap Stock Fund, Bond Fund, and Money Market Fund.

     The Company makes basic matching contributions of 50% of the first $500 of a participant's contributions each year, and the Company may make additional discretionary matching contributions and/or profit sharing contributions which are determined by the committee appointed by the Company's Board of Directors.

     PARTICIPANTS' ACCOUNTS
     Each participant's account is credited with the participant's contributions, Company matching contributions, any profit sharing contributions and any Plan earnings.

     VESTING
     All participant and Company contributions are fully vested at all times.

     BENEFIT PAYMENTS
     Participants or beneficiaries may elect to withdraw benefits upon termination of employment, retirement, permanent disability, or death. Other withdrawals from the Plan can be made under certain circumstances. Benefit payments are recorded when paid.

     PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     VALUATION OF INVESTMENTS
     Investments in collective investment funds and common stock are stated at market value determined by quoted market prices in an active market.

     INVESTMENT INCOME
     Dividend and interest income are recorded as earned. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of investments.

     USE OF ESTIMATES
     Certain amounts and disclosures included in the financial statements of the Plan require management to make estimates which could differ from actual results.

3.   INVESTMENT OPTIONS

     Plan participants may choose among six investment options:

     .    Money Market Fund - This fund invests in cash equivalents and money
          -----------------
          market investments through the First Choice Cash Reserve. The fund's objective is to obtain current income while preserving capital and maintaining liquidity.

     .    Bond Fund - This fund invests in intermediate-term maturity government
          ---------
          bonds through the T. Rowe Price U.S. Treasury Intermediate Bond Fund. The fund's objective is to preserve initial principal and accrued interest, and obtain current income.

     .    Large Cap Stock Fund - This fund invests in stocks of large U.S.
          --------------------
          companies through the Performance Equity Fund. The fund's objective is to seek returns from capital growth and dividends of stocks of larger U.S. companies.

     .    Small Cap Stock Fund - This fund invests in stocks of small U.S.
          --------------------
          companies through the T. Rowe Price New Horizons Fund. The fund's objective is to seek maximum long-term return from a combination of capital growth and dividend income.

     .    International Stock Fund - This fund invests in stocks of non-U.S.
          ------------------------
          companies through the Templeton Foreign Fund. The fund's objective is to seek long-term growth opportunities in non-U.S. stocks.

     .    Company Stock Fund - This fund invests in shares of The First American
          ------------------
          Financial Corporation common stock ("Company Stock") and such other assets, awaiting investment in Company Stock, as the plan trustee considers advisable. The plan trustee may purchase shares of Company Stock for the fund from the Company or on the open market. If purchased from the Company, Company Stock is valued at its closing price on the day the stock was purchased or, if no sales of Company Stock occurred on the open market that day, on the next preceding day when the Company Stock was traded.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   TAX STATUS

     The Company has obtained a favorable tax determination letter, dated February 11, 1997, from the United States Treasury Department qualifying the Plan for tax-exempt status under Section 401(a) of the Internal Revenue Code and for exemption from federal income taxes under the provisions of
     Section 501(a).

5.   ADMINISTRATIVE EXPENSES

     Expenses incurred by the Plan for accounting and administration are borne partially by the Plan's sponsor and partially by the Plan and its participants. For the years ended December 31, 1997 and 1996, fees paid by the Plan amounted to $236,705 and $141,570, respectively, and fees paid by the Plan's sponsor totaled $195,970 and $153,892, respectively. A portion of these fees are paid to the Plan's Trustee.

                   THE FIRST AMERICAN FINANCIAL CORPORATION

                              401(K) SAVINGS PLAN

                            SUPPLEMENTAL SCHEDULES

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN

SCHEDULE I - ITEM 27A ASSETS HELD FOR INVESTMENT PURPOSES
--------------------------------------------------------------------------------

                                                       DESCRIPTION OF INVESTMENTS, INCLUDING                       CURRENT VALUE AT
        IDENTITY OF ISSUER, BORROWER,                     MATURITY DATE, RATE OF INTEREST,                            DECEMBER 31,
         LESSOR, OR SIMILAR PARTY                        COLLATERAL, PAR OR MATURITY VALUE              COST              1997
--------------------------------------------------------------------------------------------------  ------------   -----------------
Investment
---------------
   Templeton Foreign Fund                                          870,398 shares                   $  8,930,660      $  8,660,459

   T. Rowe Price New Horizons Fund                                 402,441 shares                      9,233,316         9,376,883

   Performance Equity Fund                                         713,114 shares                     13,234,380        15,674,251

   T. Rowe Price U.S. Treasury Intermediate Bond Fund              798,589 shares                      4,126,890         4,216,550
                                                                                                    ------------      ------------
             Total investment companies                                                             $ 35,525,246      $ 37,928,143
                                                                                                    ============      ============

U.S. Corporation Common Stock
----------------------------------------
   The First American Financial Corporation *                      352,319 shares, common stock**   $  8,522,634      $ 17,351,686

Cash and Cash Equivalents
---------------------------------
   First Choice Cash Reserve                                         6,408,312 units, par value     $  6,408,312      $  6,408,312
                                                                        48,258 currency             $     48,258            48,258

*    Party-in-interest
**   After adjustment for 3-for-2 stock split effected January 15, 1998.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN

STATEMENT II - ITEM 27D SCHEDULE OF REPORTABLE TRANSACTIONS
--------------------------------------------------------------------------------

                                                                                                                  EXPENSE
                                                                                                                 INCURRED
           IDENTITY OF                                                     PURCHASE              SELLING           WITH
          PARTY INVOLVED                  DESCRIPTION OF ASSET               PRICE                PRICE         TRANSACTION
T. Rowe Price                     T. Rowe Price Intermediate -
                                    Term U.S. Treasury Portfolio        $      2,142,148
T. Rowe Price                     T. Rowe Price Intermediate -
                                    Term U.S. Treasury Portfolio                              $      564,933
Templeton                         Templeton Foreign Fund                $      4,314,299
Templeton                         Templeton Foreign Fund                                      $    1,105,374
Fidelity Management and           Fidelity Adv Growth
    Research Company                Opportunity Fund                    $      1,473,801
Fidelity Management and           Fidelity Adv Growth
    Research Company                Opportunity Fund                                          $    9,545,922
Trustmark National Bank           Performance Equity Fund               $     14,245,128
Trustmark National Bank           Performance Equity Fund                                     $    1,381,449
Trustmark National Bank           Performance Equity Fund               $      9,095,324
Fidelity Management and           Fidelity Adv Growth
   Research Company                 Opportunity Fund                                          $    9,095,324
Fidelity Management and           Fidelity U.S. Treasury
   Research Company                 Income Portfolio                    $        103,595
Fidelity Management and           Fidelity U.S. Treasury
   Research Company                 Income Portfolio                                          $    4,022,687

                                                         CURRENT VALUE
                                                          OF ASSET ON             NET
           IDENTITY OF                COST OF             TRANSACTION        REALIZED GAIN
          PARTY INVOLVED               ASSET                 DATE                (LOSS)
T. Rowe Price
                                  $      2,142,148      $      2,142,148
T. Rowe Price
                                  $        864,479      $        864,933     $         454
Templeton                         $      4,314,299      $      4,314,299
Templeton                         $      1,008,410      $      1,105,374     $      96,964
Fidelity Management and
    Research Company              $      1,473,801      $      1,473,801
Fidelity Management and
    Research Company              $      8,376,308      $      9,545,992     $   1,169,684
Trustmark National Bank           $     14,245,128      $     14,245,128
Trustmark National Bank           $      1,233,642      $      1,381,449     $     147,807
Trustmark National Bank           $      9,095,324      $      9,095,324
Fidelity Management and
   Research Company               $      7,988,246      $      9,095,324     $   1,107,078
Fidelity Management and
   Research Company               $        103,595      $        103,595
Fidelity Management and
   Research Company               $      4,022,687      $      4,022,687

Note: Under ERISA, a reportable transaction is a transaction or series of transactions during the period that involves more than 5% of the fair value of plan assets at the beginning of the period.

THE FIRST AMERICAN FINANCIAL CORPORATION
401(K) SAVINGS PLAN

STATEMENT II - ITEM 27D SCHEDULE OF REPORTABLE TRANSACTIONS (CONTINUED)
--------------------------------------------------------------------------------


                                                                                                  EXPENSE
                                                                                                 INCURRED
           IDENTITY OF                                          PURCHASE           SELLING         WITH            COST OF
         PARTY INVOLVED              DESCRIPTION OF ASSET         PRICE             PRICE       TRANSACTION         ASSET
First American Capital
   Management               First Choice Cash Reserve Fund   $    7,805,203                                     $    7,805,203
First American Capital
   Management               First Choice Cash Reserve Fund                     $    1,396,890                   $    1,396,890
First American Capital
   Management               First Choice Cash Reserve Fund   $    4,015,501                                     $    4,015,501
Fidelity Management and     Fidelity U.S. Treasury
   Research Company            Income Portfolio                                $    4,015,501                   $    4,015,501
First American Capital
   Management               First Choice Cash Reserve Fund   $    3,131,808                                     $    3,131,808
First American Capital
   Management               First Choice Cash Reserve Fund                     $    3,131,808                   $    3,131,808
T. Rowe Price               T. Rowe Price New Horizons       $    5,216,311                                     $    5,216,311
T. Rowe Price               T. Rowe Price New Horizons                         $    1,199,071                   $    1,226,952
The First American
   Financial Corporation    Common Stock                     $    5,630,604                     $    11,332     $    5,619,272
The First American
   Financial Corporation    Common Stock                                       $    1,564,704   $     3,947     $    1,022,349

                               CURRENT VALUE
                                OF ASSET ON           NET
           IDENTITY OF          TRANSACTION       REALIZED GAIN
         PARTY INVOLVED            DATE              (LOSS)
First American Capital
   Management                 $      7,805,203
First American Capital
   Management                 $      1,396,890
First American Capital
   Management                 $      4,015,501
Fidelity Management and
   Research Company           $      4,015,501
First American Capital
   Management                 $      3,131,808
First American Capital
   Management                 $      3,131,808
T. Rowe Price                 $      5,216,311
T. Rowe Price                 $      1,199,071    $    (27,881)
The First American
   Financial Corporation      $      5,619,272
The First American
   Financial Corporation      $      1,564,704    $    542,355

Note: Under ERISA, a reportable transaction is a transaction or series of transactions during the period that involves more than 5% of the fair value of plan assets at the beginning of the period.